                                                Filed pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-63104

PROSPECTUS

                                    KEYCORP

                   7% SERIES C SENIOR NOTES DUE MAY 11, 2005
           FLOATING RATE SERIES D SENIOR NOTES DUE DECEMBER 10, 2001
              FLOATING RATE SERIES D SENIOR NOTES DUE MAY 30, 2002
             FLOATING RATE SERIES E SENIOR NOTES DUE JULY 26, 2001
            FLOATING RATE SERIES E SENIOR NOTES DUE OCTOBER 24, 2001
            FLOATING RATE SERIES E SENIOR NOTES DUE OCTOBER 30, 2001
           FLOATING RATE SERIES E SENIOR NOTES DUE NOVEMBER 21, 2001
                  8.125% SUBORDINATED NOTES DUE JUNE 15, 2002
           7.61% SUBORDINATED NOTES, SERIES IV, DUE SEPTEMBER 9, 2002
          7.63% SUBORDINATED NOTES, SERIES IV, DUE SEPTEMBER 15, 2002
          7.46% SUBORDINATED NOTES, SERIES IV, DUE SEPTEMBER 25, 2002
          7.53% SUBORDINATED NOTES, SERIES IV, DUE SEPTEMBER 30, 2002
            7.3% SUBORDINATED NOTES, SERIES IV, DUE FEBRUARY 3, 2003
                     8% SUBORDINATED NOTES DUE JULY 1, 2004
              6.75% SUBORDINATED SERIES B NOTES DUE MARCH 15, 2006
               7.5% SUBORDINATED SERIES B NOTES DUE JUNE 15, 2006

     The outstanding securities of KeyCorp listed above have been registered under the Securities Act of 1933.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     These securities are not deposits or savings accounts but are unsecured obligations of KeyCorp. These securities are not insured by the Federal Deposit Insurance Corporation, the Savings Association Insurance Fund, the Bank Insurance Fund or any other governmental agency.

     One or more broker-dealer affiliates of KeyCorp, including McDonald Investments Inc., expect to offer and sell the outstanding securities as part of their business, and may act as a principal or agent in such transactions. These broker-dealer affiliates may use this prospectus in connection with these activities.

                           MCDONALD INVESTMENTS INC.
                               A KEYCORP COMPANY

                            ------------------------

June 27, 2001
KEYCORP LOGO

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Forward-Looking Statements..................................      2
KeyCorp.....................................................      3
Selected Consolidated Financial Data........................      5
Ratio of Earnings to Fixed Charges..........................      7
Use of Proceeds.............................................      7
Description of the Outstanding Securities...................      8
Market-Making Activities....................................     19
ERISA Matters...............................................     19
Legal Opinions..............................................     19
Experts.....................................................     20
Where You Can Find More Information.........................     20

                            ------------------------

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and our broker-dealer affiliates are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference in this prospectus is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since that date.

                            ------------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus may contain "forward-looking statements" about issues like anticipated cost savings and revenue growth, and the anticipated reduction in our employment base. Forward-looking statements by their nature are subject to assumptions, risks and uncertainties. For a variety of reasons, including the following, actual results could differ materially from those contained in or implied by the forward-looking statements:

     - Interest rates could change more quickly or more significantly than we expect.

     - If the economy or segments of the economy continue to slow, the demand for new loans and the ability of borrowers to repay outstanding loans may decline.

     - The stock and bond markets could suffer a disruption, which may have a negative effect on our financial condition and that of our borrowers, and on our ability to raise money by issuing new securities.

     - It could take us longer than we anticipate to implement strategic initiatives designed to increase revenues or manage expenses, or we may be unable to implement those initiatives at all.

     - Acquisitions and dispositions of assets, business units or affiliates could affect us in ways that management has not anticipated.

     - We may become subject to new legal obligations, or the resolution of pending litigation may have a negative effect on our financial condition.

     - We may become subject to new and unanticipated accounting, tax, or regulatory practices or requirements.

                                    KEYCORP

OVERVIEW

     KeyCorp, incorporated in 1958 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, is headquartered in Cleveland, Ohio. At March 31, 2001, we were one of the largest integrated multiline financial services companies in the United States with consolidated total assets of $86.5 billion. Our subsidiaries provide a wide range of investment management, retail and commercial banking, consumer finance and investment banking products and services to corporate, individual and institutional clients through three lines of business: Key Consumer Banking, Key Corporate Finance and Key Capital Partners.

     As of March 31, 2001, these services were provided across much of the country through subsidiaries operating 922 full-service banking offices ("KeyCenters") in 13 states, a 24-hour telephone banking call center services group and more than 2,400 automated teller machines ("ATMs"). At March 31, 2001, we, together with our subsidiaries, had approximately 21,882 full-time equivalent employees.

     We are a legal entity separate and distinct from our banking and other subsidiaries. Accordingly, our rights and the rights of our security holders and creditors to participate in any distribution of the assets or earnings of our banking and other subsidiaries is necessarily subject to the prior claims of the respective creditors of our banking and other subsidiaries, except to the extent that our claims in our capacity as a creditor of our banking and other subsidiaries may be recognized.

     Our principal executive office is located at 127 Public Square, Cleveland, Ohio 44114-1306. Our telephone number is (216) 689-6300.

SUBSIDIARIES

     Our largest banking subsidiaries are:

     - KeyBank National Association, headquartered in Cleveland, Ohio -- the 12th largest bank in the United States at December 31, 2000, based on asset size. At March 31, 2001, KeyBank had $76.7 billion in total assets and 922 branches in Alaska, Colorado, Idaho, Indiana, Maine, Michigan, New Hampshire, New York, Ohio, Oregon, Utah, Vermont and Washington; and

     - Key Bank USA, National Association, headquartered in Cleveland, Ohio, with total assets of $7.0 billion at March 31, 2001. Key Bank USA is involved in consumer loan activities.

     In addition to the customary banking services of accepting deposits and making loans, our bank and trust company subsidiaries provide specialized services, including personal and corporate trust services, personal financial services, customer access to mutual funds, cash management services, investment banking and capital markets products and international banking services. Through our subsidiary banks, trust company and registered investment adviser subsidiaries, we provide investment management services to individual and institutional clients, including large corporate and public retirement plans, foundations and endowments, high-net-worth individuals and Taft-Hartley plans (i.e., multiemployer trust funds established under applicable law). In addition, investment management subsidiaries serve as investment advisers to proprietary mutual funds offered by our other affiliates.

MAJOR LINES OF BUSINESS

     A description of KeyCorp's and its subsidiaries' (collectively "Key") major lines of business as of March 31, 2001, is as follows:

     Key Consumer Banking. Key Consumer Banking is a national organization that offers consumers a full array of deposit, investment, credit and personal finance services. Newly created, it combines Key's retail banking and consumer finance activities. One of its divisions, Retail Banking, delivers a complete line of branch-based financial products and services to consumers through 922 KeyCenters. These KeyCenters are operated by relationship managers supported by a 24-hour telephone banking call center services group, 2,424 ATMs that access 15 different networks (resulting in one of the largest ATM networks in the United States), and a leading-edge Internet banking service, Key.com. Home Equity and Consumer Finance, the other division in Key Consumer Banking, offers indirect, non-branch-based consumer loan products, including automobile loans and leases, home equity loans, education loans, and marine and recreational vehicle loans. As of December 31, 2000, based on the volume of loans generated, Home Equity and Consumer Finance was one of the foremost lenders for education, for automobile purchases and leases, and for purchases of marine and recreational vehicles in the United States.

     Key Corporate Finance. Key Corporate Finance offers a complete range of financing, transaction processing, electronic commerce and financial advisory services to corporations nationwide. As of December 31, 2000, it ranks nationally among the top 10 banks in providing financial services to the media and telecommunications, commercial real estate and healthcare industries. Across Key's 13-state franchise, its commercial banking unit has a dominant market share with middle markets and small business segment companies. It operates one of the world's largest bank-affiliated equipment leasing companies, with operations in the Americas, Europe, Asia and the Pacific Rim. Based on total transaction volume, Key Corporate Finance is one of the leading cash management providers in the United States. This line of business also serves the needs of Key's small business clients.

     Key Corporate Finance's business units are organized around six specialized industry client segments: commercial banking, commercial real estate, lease financing, healthcare, media/telecommunications and technology. These targeted client segments can receive a number of specialized services, including international banking, cash management and corporate finance advisory services. Key Corporate Finance also offers investment banking, capital markets, 401(k) and trust custody products in cooperation with Key Capital Partners.

     Key Capital Partners. Key Capital Partners provides asset management, employee benefits services, brokerage services, investment banking, capital markets and insurance expertise to clients throughout the United States and internationally. It also conducts equity capital investing and offers specialized services to high-net-worth clients through the wealth management and private banking businesses. Key Capital Partners employs a range of distribution outlets, including those of Key's other lines of business.

RECENT DEVELOPMENTS

     On May 17, 2001, KeyCorp announced that it expects to incur $402 million of after-tax charges in the second quarter of 2001. Of this amount, $150 million is the non-cash write-down of goodwill associated with KeyCorp's 1995 acquisition of AutoFinance Group and $252 million relates to after-tax cash charges identified as follows:

         auto finance business exit costs                   $27 million
         loan loss reserves                                $189 million
         accounting change                                  $23 million
         miscellaneous                                      $13 million

     The loan loss reserves are being increased to facilitate exiting and resolving non-relationship lending in the leveraged financing and nationally syndicated businesses. The one-time after-tax charge of $23 million relates to an accounting change on retained interests in securitized assets.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents summary consolidated financial data which has been derived from, and should be read in conjunction with, the consolidated financial statements, the notes thereto and the other financial information pertaining to KeyCorp incorporated by reference herein. This summary is qualified in its entirety by reference to the detailed information and financial statements included in the documents incorporated by reference under "Where You Can Find More Information" on page 20. The data presented for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 (except for ratios) are derived from our audited consolidated financial statements. The data presented for the three-month periods ended March 31, 2001 and 2000 have been derived from our unaudited consolidated financial statements and are not necessarily indicative of the data for the entire year. These interim financial statements include, in the opinion of management, all adjustments of a normal recurring nature and disclosures which are necessary to present fairly the data for such interim periods. The comparability of the data presented is affected by certain acquisitions and divestitures that KeyCorp and its subsidiaries have completed in the time periods presented. Some previously reported results have been reclassified to conform to the current presentation.

                                       THREE MONTHS ENDED
                                            MARCH 31,                    YEAR ENDED DECEMBER 31,
                                       -------------------   -----------------------------------------------
                                         2001       2000      2000      1999      1998      1997      1996
                                       --------   --------   -------   -------   -------   -------   -------
                                           (UNAUDITED)                  [AUDITED (EXCEPT RATIOS)]
                                                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
FOR THE PERIOD
  Interest income....................   $1,570     $1,489     $6,277    $5,695    $5,525    $5,262    $4,951
  Interest expense...................      882        818      3,547     2,908     2,841     2,517     2,237
  Net interest income................      688        671      2,730     2,787     2,684     2,745     2,714
  Provision for loan losses..........      110        183        490       348       297       320       197
  Noninterest income.................      455        806      2,194     2,315     1,600     1,315     1,090
  Noninterest expense................      698        727      2,917     3,070     2,508     2,395     2,464
  Income before income taxes, and
    cumulative effect of accounting
    change...........................      335        567      1,517     1,684     1,479     1,345     1,143
  Income before cumulative effect of
    accounting change................      218        367      1,002     1,107       996       919       783
  Net income.........................      217        367      1,002     1,107       996       919       783
  Net income applicable to common
    shares...........................      217        367      1,002     1,107       996       919       775
PER COMMON SHARE
  Income before cumulative effect of
    accounting change................     $.51       $.83      $2.32     $2.47     $2.25     $2.09     $1.69
  Income before cumulative effect of
    accounting change -- assuming
    dilution.........................      .51        .83       2.30      2.45      2.23      2.07      1.67
  Net income.........................      .51        .83       2.32      2.47      2.25      2.09      1.69
  Net income -- assuming dilution....      .51        .83       2.30      2.45      2.23      2.07      1.67
  Cash dividends.....................     .295        .28       1.12      1.04       .94       .84       .76
  Book value at period end...........    15.79      14.84      15.65     14.41     13.63     11.83     10.92
  Market price:
      High...........................    27.58      22.25      28.50     38.13     44.88     36.59     27.13
      Low............................    22.65      15.56      15.56     21.00     23.38     23.94     16.69
      Close..........................    25.80      19.00      28.00     22.13     32.00     35.41     25.25
  Weighted average common
    shares(000)......................  424,024    441,834    432,617   448,168   441,895   439,042   459,810
  Weighted average common shares and
    potential common shares(000).....  429,917    443,757    435,573   452,363   447,437   444,544   464,282

                                       THREE MONTHS ENDED
                                            MARCH 31,                    YEAR ENDED DECEMBER 31,
                                       -------------------   -----------------------------------------------
                                         2001       2000      2000      1999      1998      1997      1996
                                       --------   --------   -------   -------   -------   -------   -------
                                           (UNAUDITED)                  [AUDITED (EXCEPT RATIOS)]
                                                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
AT PERIOD END
  Loans..............................  $67,027    $64,064    $66,905   $64,222   $62,012   $53,380   $49,235
  Earning assets.....................   77,027     73,953     77,316    73,733    70,240    64,246    59,260
  Total assets.......................   86,457     83,504     87,270    83,395    80,020    73,699    67,621
  Deposits...........................   45,965     46,036     48,649    43,233    42,583    45,073    45,317
  Long-term debt.....................   14,495     14,784     14,161    15,881    12,967     7,446     4,213
  Capital securities.................    1,308      1,243      1,243     1,243       997       750       500
  Total shareholders' equity.........    6,702      6,493      6,623     6,389     6,167     5,181     4,881
PERFORMANCE RATIOS
  Return on average total assets.....     1.02%      1.77%      1.19%     1.37%     1.32%     1.33%     1.21%
  Return on average common equity....    13.28      22.68      15.39     17.68     17.97     18.89     15.73
  Return on average total equity.....    13.28      22.68      15.39     17.68     17.97     18.89     15.64
  Net interest margin (taxable
    equivalent)......................     3.63       3.68       3.69      3.93      4.08      4.54      4.78
CAPITAL RATIOS AT PERIOD-END
  Equity to assets...................     7.75%      7.78%      7.59%     7.66%     7.71%     7.03%     7.22%
  Tangible equity to tangible
    assets...........................     6.29       6.16       6.12      6.03      5.93      5.52      5.88
  Tier I risk-adjusted capital.......     7.99       7.98       7.72      7.68      7.21      6.65      7.98
  Total risk-adjusted capital........    12.32      12.04      11.48     11.66     11.69     10.83     13.01
  Leverage...........................     7.79       7.89       7.71      7.77      6.95      6.40      6.93
ASSET QUALITY DATA
  Nonperforming loans................     $713       $473       $650      $447      $384      $385      $349
  Nonperforming assets...............      740        497        672       473       423       435       400
  Allowance for loan losses..........    1,001        979      1,001       930       900       900       870
  Net loan charge-offs...............      109        134        414       318       297       293       195
  Nonperforming loans to period-end
    loans............................     1.06%       .74%       .97%      .70%      .62%      .72%      .71%
  Nonperforming assets to period-end
    loans plus OREO and other
    nonperforming assets.............     1.10        .78       1.00       .74       .68       .81       .81
  Allowance for loan losses to
    nonperforming loans..............   140.39     206.98     154.00    208.05    234.38    233.77    249.28
  Allowance for loan losses to
    period-end loans.................     1.49       1.53       1.50      1.45      1.45      1.69      1.77
  Net loan charge-offs to average
    loans............................      .66        .84        .63       .51       .52       .57       .40

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table shows our consolidated ratios of earnings to fixed charges and preferred stock dividends for each of the years in the five-year period ended December 31, 2000, and for each of the three-month periods ended March 31, 2001 and 2000.

     For the purpose of calculating the ratio of earnings to fixed charges and preferred stock dividends, we divided consolidated income before income taxes and cumulative effect of accounting change, plus fixed charges by fixed charges. Fixed charges consist of:

     - consolidated interest expense, excluding or including interest on deposits, as the case may be; and

     - that portion of rental expense that is deemed representative of the interest factor, net of income from subleases.

                                           THREE MONTHS
                                              ENDED
                                            MARCH 31,            YEAR ENDED DECEMBER 31,
                                           ------------    ------------------------------------
                                           2001    2000    2000    1999    1998    1997    1996
                                           ----    ----    ----    ----    ----    ----    ----
RATIO OF EARNINGS TO FIXED CHARGES
  Excluding deposit interest.............  1.78x   2.26x   1.83x   2.02x   1.97x   2.24x   2.41x
  Including deposit interest.............  1.38x   1.68x   1.42x   1.57x   1.51x   1.53x   1.50x

RATIO OF EARNINGS TO COMBINED FIXED
  CHARGES AND PREFERRED STOCK DIVIDENDS
  Excluding deposit interest.............  1.78x   2.26x   1.83x   2.02x   1.97x   2.24x   2.38x
  Including deposit interest.............  1.38x   1.68x   1.42x   1.57x   1.51x   1.53x   1.49x

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the outstanding securities. All offers and sales of outstanding securities pursuant to this prospectus will be for the accounts of the broker-dealer affiliates of KeyCorp in connection with market-making transactions.

                   DESCRIPTION OF THE OUTSTANDING SECURITIES

     The outstanding debt securities of KeyCorp covered by this prospectus were issued under the following indentures:

     - Indenture regarding senior debt securities between KeyCorp and Bankers Trust Company, dated June 10, 1994

     - Indenture regarding subordinated debt securities between KeyCorp and Bankers Trust Company, dated June 10, 1994

     - Indenture regarding subordinated debt securities between KeyCorp and Chemical Bank dated January 1, 1985, as amended by a First Supplemental Indenture dated as of December 31, 1989, a Second Supplemental Indenture dated as of June 29, 1992, a Third Supplemental Indenture dated as of November 19, 1992 and a Fourth Supplemental Indenture dated March 1, 1994

     - Indenture regarding subordinated debt securities between Society Corporation (now KeyCorp) and Morgan Guaranty Trust Company of New York dated June 15, 1992 (Bankers Trust Company is the successor trustee), as amended by a First Supplemental Indenture dated December 15, 1992.

     Unless otherwise indicated, when we refer to the "trustee" in this prospectus, we mean one or all of the banking institutions indicated above, in their capacity as trustee under the related indentures.

     Each of the indentures has been filed with the SEC and is incorporated by reference in the registration statement of which this prospectus forms a part.

     The following briefly summarizes certain provisions of the outstanding securities and the indentures. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you.

TERMS OF THE OUTSTANDING SECURITIES

     INDENTURE REGARDING SENIOR DEBT SECURITIES BETWEEN KEYCORP AND BANKERS TRUST COMPANY, DATED AS OF JUNE 10, 1994.

                                                                 PRINCIPAL          INTEREST          RECORD DATES FOR
TITLE OF SERIES (RANKING)    MATURITY DATE      INTEREST RATE      AMOUNT         PAYMENT DATE        INTEREST PAYMENT
-------------------------  ------------------  ---------------  ------------   -------------------   -------------------
7.0% Series C
 Senior Notes due May 11,
 2005...................   May 11, 2005             7.0%        $  3,301,000   May 11 and November   April 15 and
                                                                               11                    October 15
Floating Rate Series D
 Senior Notes due
 December 10, 2001(1)...   December 10, 2001   3 month LIBOR +  $100,000,000   March 8, June 8,      February 21, May
                                               .08%                            September 8 and       24, August 24 and
                                                                               December 8            November 23
Floating Rate Series D
 Senior Notes due May 30,
 2002(1)................   May 30, 2002        3 month LIBOR +  $100,000,000   February 28, May      February 13, May
                                               .12.5%                          30, August 30 and     15, August 15 and
                                                                               November 30           November 15
Floating Rate Series E
 Senior Notes due
 November 21, 2001(1)...   November 21, 2001   3 month LIBOR -  $150,000,000   February 21, May      February 6, May 6,
                                               .01%                            21, August 21 and     August 6 and
                                                                               November 21           November 6
Floating Rate Series E
  Senior Notes due
  October 30, 2001(1)...   October 30, 2001    3 month LIBOR    $ 50,000,000   January 30, April     January 15, April
                                                                               30, July 30 and       15, July 15 and
                                                                               October 30            October 15

                                                                 PRINCIPAL          INTEREST          RECORD DATES FOR
TITLE OF SERIES (RANKING)    MATURITY DATE      INTEREST RATE      AMOUNT         PAYMENT DATE        INTEREST PAYMENT
-------------------------  ------------------  ---------------  ------------   -------------------   -------------------
Floating Rate Series E
  Senior Notes due
  October 24, 2001(1)...   October 24, 2001    3 month LIBOR    $200,000,000   January 24, April     January 9, April 9,
                                                                               24, July 24 and       July 9 and October
                                                                               October 24            9
Floating Rate Series E
  Senior Notes due
  July 26, 2001(1)......   July 26, 2001       3 month LIBOR    $150,000,000   January 26, April     January 11, April
                                               -.03%                           26, July 26 and       11, July 11 and
                                                                               October 26            October 11

     INDENTURE REGARDING SUBORDINATED NOTES BETWEEN KEYCORP AND BANKERS TRUST COMPANY DATED JUNE 10, 1994.

                                                                 PRINCIPAL          INTEREST          RECORD DATES FOR
TITLE OF SERIES (RANKING)    MATURITY DATE      INTEREST RATE      AMOUNT         PAYMENT DATE        INTEREST PAYMENT
-------------------------  ------------------  ---------------  ------------   -------------------   -------------------
 7.5% Subordinated
 Series B Notes due
 June 15, 2006..........   June 15, 2006            7.5%        $250,000,000   June 15 and           May 31 and November
                                                                               December 15           30
 6.75% Subordinated
 Series B Notes due March
 15, 2006...............   March 15, 2006           6.75%       $200,000,000   March 15 and          February 28 and
                                                                               September 15          August 31

     INDENTURE REGARDING SUBORDINATED NOTES BETWEEN KEYCORP AND CHEMICAL BANK DATED JANUARY 1, 1985, AS AMENDED BY A FIRST SUPPLEMENTAL INDENTURE DATED AS OF DECEMBER 31, 1989, A SECOND SUPPLEMENTAL INDENTURE DATED AS OF JUNE 29, 1992, A THIRD SUPPLEMENTAL INDENTURE DATED AS OF NOVEMBER 19, 1992 AND A FOURTH SUPPLEMENTAL INDENTURE DATED AS OF MARCH 1, 1994.

                                                                 PRINCIPAL          INTEREST          RECORD DATES FOR
TITLE OF SERIES (RANKING)    MATURITY DATE      INTEREST RATE      AMOUNT         PAYMENT DATE        INTEREST PAYMENT
-------------------------  ------------------  ---------------  ------------   -------------------   -------------------
 7.3% Subordinated Notes,
 Series IV, due February
 3, 2003................   February 3, 2003         7.3%        $ 45,000,000   March 15 and          February 28 and
                                                                               September 15          August 31
 7.53% Subordinated
 Notes, Series IV, due
 September 30, 2002.....   September 30, 2002       7.53%       $ 12,000,000   March 15 and          February 28 and
                                                                               September 15          August 31
 7.46% Subordinated
 Notes, Series IV, due
 September 25, 2002.....   September 25, 2002       7.46%       $ 10,000,000   March 15 and          February 28 and
                                                                               September 15          August 31
 7.63% Subordinated
 Notes, Series IV, due
 September 15, 2002.....   September 15, 2002       7.63%       $  8,000,000   March 15 and          February 28 and
                                                                               September 15          August 31
 7.61% Subordinated
 Notes, Series IV, due
 September 9, 2002......   September 9, 2002        7.61%       $ 10,000,000   March 15 and          February 28 and
                                                                               September 15          August 31
 8% Subordinated Notes
 due July 1, 2004.......   July 1, 2004              8%         $125,000,000   January 1 and July    December 15 and
                                                                               1                     June 15

     INDENTURE REGARDING SUBORDINATED NOTES BETWEEN SOCIETY CORPORATION (NOW KEYCORP) AND MORGAN GUARANTY TRUST COMPANY OF NEW YORK DATED JUNE 15, 1992.

                                                                 PRINCIPAL          INTEREST          RECORD DATES FOR
TITLE OF SERIES (RANKING)    MATURITY DATE      INTEREST RATE      AMOUNT         PAYMENT DATE        INTEREST PAYMENT
-------------------------  ------------------  ---------------  ------------   -------------------   -------------------
 8.125% Subordinated
 Notes due June 15,
 2002...................   June 15, 2002       8.125%           $200,000,000   June 15 and           June 1 and December
                                                                               December 15           1

---------------

(1) The rate of interest for this series of debt securities is determined for each interest period on the second London Banking Day preceding the relevant Reset Date (as defined below). The calculation agent determines LIBOR for these debt securities for an interest period by obtaining the rate for deposits in United States dollars having the index maturity of three months that appears on Telerate Page 3750, as of 11:00 A.M., London Time, on the day that is two London Banking Days preceding that Reset Date. The Reset Date is the first day of an interest period.

GLOBAL SECURITIES; BOOK-ENTRY PROCEDURES AND SETTLEMENT

     The securities are book-entry securities. All book-entry securities of the same issue are represented by one or more fully registered global securities, without interest coupons. Each global security is deposited with, or on behalf of, The Depository Trust Company, New York, New York, known as "DTC", and is registered in the name of DTC or a nominee of DTC. DTC is thus the only registered holder of the securities and is considered the sole owner of the securities for purposes of the indentures.

     DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under section 17A of the Securities Exchange Act of 1934. The rules applicable to DTC and its participants are on file with the SEC.

     Purchasers of securities in the United States may only hold interests in the global securities through DTC if they are participants in the DTC system. Purchasers may also hold interests through a securities intermediary - banks, brokerage houses and other institutions that maintain securities accounts for customers - that has an account with DTC or its nominee.

     The securities of each beneficial owner of a book-entry security are evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual purchaser of the securities is generally not entitled to have the securities represented by the global securities registered in its name and is not considered the owner under the indenture. In most cases, a beneficial owner is also not able to obtain a paper certificate evidencing the holder's ownership of securities. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded common stock is held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to transfer book-entry securities.

     Special Considerations for Global Securities. As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

     If debt securities are issued only in the form of a global security, an investor should be aware of the following:

     - An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the debt securities, except in the special situations we describe below.

     - An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities.

     - An investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

     - An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

     - The depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in a global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way.

     - DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security.

     - Financial institutions that participate in the depositary's book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt security. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

     Special Situations when a Global Security Will Be Terminated. In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders.

     The special situations for termination of a global security are as follows:

     - if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we do not appoint another institution to act as depositary within 60 days;

     - if we notify the trustee that we wish to terminate that global security;
       or

     - if an Event of Default has occurred with regard to the debt securities represented by that global security and has not been cured or waived; we discuss defaults later under "Events of Default".

     If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

RANKING

  Senior Debt

     Each series of senior debt securities is part of KeyCorp's superior indebtedness ranking on a parity with all other outstanding senior debt. KeyCorp's subordinated debt securities are subordinated, as to payment of principal, premium, if any, and interest, if any, to all of KeyCorp's other liabilities, including senior debt securities.

     Subordination Provisions. Each series of subordinated debt securities is subordinate and junior in right of payment to all Senior Indebtedness (defined below) and in certain circumstances relating to our insolvency, bankruptcy, or similar case or proceeding, or our liquidation, dissolution or winding up (an

"insolvency event") to all Other Senior Obligations (defined below). In addition, we may make no payments on the subordinated debt securities in the event:

     - we default in any payment on any Senior Indebtedness, or an event of default on any Senior Indebtedness permitting the holders to accelerate its maturity exists; or

     - a judicial proceeding is pending with respect to such default or event of default.

     "Senior Indebtedness" as used in the subordinated indentures means the principal of, and premium, if any, and interest on:

        - all indebtedness of KeyCorp for money borrowed, whether outstanding on the date of execution of the subordinated indenture, or created, assumed, incurred or guaranteed after that date, except (i) subordinated debt securities issued under the subordinated indenture, Existing Subordinated Indebtedness and all indebtedness which specifically by its terms ranks equally with and not prior to the subordinated debt securities or the Existing Subordinated Indebtedness in right of payment upon the happening of an insolvency event, and
          (ii) indebtedness which ranks junior to and not equally with or prior to the indebtedness referred to in clause (i) above in right of payment upon the happening of an insolvency event.

        - any renewals, extensions, modifications and refundings of any such Senior Indebtedness.

     The term "indebtedness of KeyCorp for money borrowed" means the principal of, premium, if any, and interest, if any, on all:

        - our indebtedness, including indebtedness of others guaranteed by us, whether outstanding on the date of the subordinated indenture or created incurred assumed or guaranteed after that date, which is for money borrowed; and

        - any renewals, extensions, modifications and refundings of any such indebtedness.

     "Other Senior Obligations" means any of our obligations to our creditors, whether outstanding on the date of execution of the subordinated indenture or created, assumed, incurred or guaranteed after that date, except:

        - Senior Indebtedness;

        - subordinated debt securities issued under the subordinated indenture, Existing Subordinated Indebtedness (defined below) and all indebtedness which specifically by its terms ranks equally with and not prior to the subordinated debt securities or the Existing Subordinated Indebtedness in right of payment upon the happening of an insolvency event; and

        - indebtedness which ranks junior to and not equally with or prior to indebtedness referred to in the clause above in right of payment upon any insolvency event.

     The subordinated indentures do not limit or prohibit the incurrence of additional Senior Indebtedness or Other Senior Obligations, and additional Senior Indebtedness may include indebtedness for money borrowed that is senior to the subordinated debt securities, but subordinated to other obligations.

     Existing Subordinated Indebtedness. The subordinated indentures provide that the subordinated debt securities do not constitute "senior indebtedness" as defined in the indentures governing the Society Subordinated Indebtedness and the Old KeyCorp Subordinated Indebtedness. Accordingly, the subordinated debt securities will not have the benefit of the subordination provisions contained in such indentures.

     All of the Existing Subordinated Indebtedness originally issued by Old KeyCorp, a New York corporation ("Old KeyCorp"), and assumed by us as a result of the merger of Old KeyCorp into Society Corporation on March 1, 1994 is referred to as "Old KeyCorp Subordinated Indebtedness". All of the Existing Subordinated Indebtedness originally issued by Society Corporation, our predecessor, is referred to as "Society Subordinated Indebtedness". "Existing Subordinated Indebtedness" includes all of our indebtedness for borrowed money under our 8.125% Subordinated Notes due June 15, 2002 (originally issued by Society Corporation), 8.00% Subordinated Notes due July 1, 2004 (originally issued by Old KeyCorp and assumed by us), Medium-Term Notes Series IV due 2002 and 2003 (originally issued by Old KeyCorp and assumed by us), and any renewals, extensions, modifications and refundings of any such indebtedness.

     Because the Old KeyCorp Subordinated Indebtedness and the Society Subordinated Indebtedness were issued by Old KeyCorp and Society Corporation, respectively, prior to the merger of Old KeyCorp and Society Corporation, the relationship between the Old KeyCorp Subordinated Indebtedness and the Society Subordinated Indebtedness is not expressly provided for in the respective indentures relating to such indebtedness.

     Tier II Capital Debt Securities. In 1992, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") issued an interpretation (the "Interpretation") of its capital adequacy regulations that imposed additional restrictions on subordinated debt securities in order for these securities to qualify as Tier II capital. The Interpretation provides that subordinated debt of bank holding companies issued on or after September 4, 1992 cannot qualify as Tier II capital unless the subordination of the debt meets certain criteria, the subordinated debt is not subject to covenants and other provisions inconsistent with safe and sound banking practices and the subordinated debt may be accelerated only upon the bankruptcy of the bank holding company or the receivership of a major banking subsidiary.

     All of the Old KeyCorp Subordinated Indebtedness and the Society Subordinated Indebtedness, which were incurred by Old KeyCorp and Society, respectively, prior to the issuance of the Interpretation, continued to constitute, and be treated by us as, Tier II capital.

     Insolvency Event. Upon the happening of an insolvency event, the payment of principal of, premium, if any, or interest, if any, on the subordinated debt securities and the Existing Subordinated Indebtedness is subordinated to the payment in full to the holders of the Senior Indebtedness. In addition, upon any payment to creditors upon an insolvency event, the holders of Other Senior Obligations will be paid first before the holders of the Old KeyCorp Subordinated Indebtedness on any principal of and interest on the Old KeyCorp Subordinated Indebtedness.

     If, after we have made those payments on the Senior Indebtedness and on the Other Senior Obligations, (1) there are amounts available for payment on the subordinated debt securities and (2) creditors in respect to the Other Senior Obligations have not received their full payments, then we will first use amounts available for payment on the subordinated debt securities to pay in full all Other Senior Obligations before we may make any payment on the subordinated debt securities.

     By reason of the subordination provisions, in certain circumstances relating to an insolvency event, the holders of subordinated debt securities may recover less than the holders of Senior Indebtedness and the holders of Other Senior Obligations. In addition, as a result of the differences among the subordination provisions applicable to the Society Subordinated Indebtedness, the Old KeyCorp Subordinated Indebtedness and the subordinated debt securities, including differences in the definitions of senior indebtedness in the various indentures, any distribution of assets upon the happening of an insolvency event among the holders of Society Subordinated Indebtedness, Old KeyCorp Subordinated Indebtedness and the subordinated debt securities may not be ratable.

OWNERSHIP OF VOTING STOCK OF SIGNIFICANT BANKS

     The senior indenture contains a covenant by us that we will not sell or otherwise dispose of, or grant a security interest in, or permit a Significant Bank to issue, any shares of voting stock of the Significant Bank, unless we will own free of any security interest at least 80% of the issued and outstanding voting stock of the Significant Bank. The covenant will not apply if:

     - the proceeds of the sale or disposition are invested, within 90 days, in any subsidiary (including any corporation which after such investment becomes a subsidiary) engaged in a banking business or any business legally permissible for bank holding companies. However, if the proceeds are so invested in any subsidiary engaged in a business legally permissible for bank holding companies other than a banking business, we may not sell or otherwise dispose of, or grant a security interest in, or permit the subsidiary to issue, any shares of voting stock of the subsidiary to the same extent as if such subsidiary were a Significant Bank if, upon making the investment, the assets of or held for the account of the subsidiary constitutes 10% or more of our consolidated assets; or

     - the disposition is made in exchange for the stock of any bank.

     "Significant Bank" means any of our directly or indirectly owned banking subsidiaries which assets constitute 10% or more of our consolidated assets (currently, KeyBank National Association).

     The subordinated indentures dated June 10, 1994 and January 1, 1985 (as amended) do not contain a similar covenant, because inclusion of such a covenant under the Interpretation would result in the subordinated debt securities not qualifying as Tier II capital.

     The subordinated indenture dated June 15, 1992 and amended by the First Supplemental Indenture dated December 15, 1992 relating to the Society Subordinated Indebtedness ("Society Subordinated Debt Indenture") contains a provision substantially similar to the covenant described above.

EVENTS OF DEFAULT

     Each indenture contains events of default with respect to the debt securities issued under that particular indenture.

     Senior Indenture. The term "event of default" in respect of the senior debt securities means any of the following:

     - We do not pay the principal of, or any premium on, a senior debt security of the series on its due date.

     - We do not pay interest on a senior debt security of the series within 30 days of its due date.

     - We do not deposit any sinking fund payment in respect of a senior debt security of the series on its due date.

     - We remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of the senior debt securities of the series.

     - We or any Significant Bank owned by us file for bankruptcy, certain events of bankruptcy, insolvency or reorganization relating to us occur, or a Significant Bank goes into receivership or conservatorship.

     - We are required to accelerate the maturity of any indebtedness in an aggregate principal amount exceeding $20 million, for money borrowed by us or a Significant Bank, if the acceleration is not annulled within 10 days by a written notice. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of the senior debt securities of the series.

     The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers the withholding of notice to be in the best interests of the holders.

     If an event of default, other than the filing for bankruptcy or the happening of certain events of bankruptcy, insolvency or reorganization, has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the senior debt securities of the affected series may declare the entire principal amount (or, if the senior debt securities of that series are original issue discount senior debt securities, a specified portion of the principal amount) of all the senior debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity.

     Upon a filing for bankruptcy or the occurrence of certain events of bankruptcy, insolvency or reorganization, the trustee or the holders of 25% in principal amount of all the senior debt securities then outstanding may declare the entire principal amount (or, if the senior debt securities of that series are original issue discount senior debt securities, a specified portion of the principal amount) of all the outstanding senior debt securities to be due and immediately payable.

     A declaration of acceleration of maturity may, under certain circumstances, be canceled by the holders of at least a majority in principal amount of the senior debt securities of the affected series.

     Subordinated Indentures. The term "event of default" in respect of the subordinated debt securities includes the following:

     - Certain events occur relating to our bankruptcy, insolvency or reorganization or the receivership of a Major Bank.

     - Any other event of default specified with respect to the subordinated debt securities of that series.

     "Major Bank" means any of our directly or indirectly owned banking subsidiaries which assets constitute 75% or more of our consolidated assets. Currently, KeyBank National Association is a Major Bank.

     If an event of default, other than the happening of certain events relating to our bankruptcy, insolvency or reorganization or receivership of a Major Bank, has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount (or, if the senior debt securities of that series are original issue discount senior debt securities, a specified portion of the principal amount) of all the subordinated debt securities of that series to be due and immediately payable.

     Upon the occurrence of certain events of bankruptcy, insolvency or reorganization, or receivership of a Major Bank, the trustee or the holders of 25% in principal amount of all the subordinated debt securities then outstanding may declare the entire principal amount (or, if the senior debt securities of that series are original issue discount senior debt securities, a specified portion of the principal amount) of all the outstanding subordinated debt securities to be due and immediately payable.

     A declaration of acceleration of maturity may, under certain circumstances, be canceled by the holders of at least a majority in principal amount of the subordinated debt securities of the affected series.

     There is no right of acceleration of the payment of principal of the subordinated debt securities upon a default in the payment of principal of, premium, if any, or interest, if any, or a default in the performance of any covenant or any agreement in the subordinated debt securities or subordinated indentures.

     In the event a "default" occurs and is continuing, the trustee may, in its discretion and subject to certain conditions, seek to enforce its rights and the rights of the holders of the subordinated debt securities by appropriate judicial proceeding. "Default" means, with respect to any series of subordinated debt securities, any of the following:

     - An event of default.

     - We do not pay the principal of, or any premium on, any subordinated debt security at its maturity.

     - We do not pay interest on any subordinated debt security on its due date or for 30 days after its due date.

     - We do not deposit any sinking fund payment in respect of any subordinated debt securities on its due date.

     - We remain in breach of a warranty or covenant in respect of any subordinated debt securities (other than a warranty or covenant solely for the benefit of a series other than that series) for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of the subordinated debt securities of that series.

     Any other default occurs in respect of subordinated debt securities of the series.

     The trustee may withhold notice to the holders of subordinated debt securities of any default, except in the payment of principal, premium, if any, or interest, if any, or in the payment of any sinking fund installment, if it considers the withholding of notice to be in the best interests of the holders. In addition, the trustee must withhold notice for certain defaults for a period of 60 days.

     In comparison to the events of default provided for in the KeyCorp subordinated indenture and the subordinated indenture relating to the Old Key Subordinated Indebtedness, the holders of Society Subordinated Indebtedness issued under the Society Subordinated Debt Indenture have the benefit of an additional default and related acceleration rights:

     - Acceleration of our indebtedness for borrowed money in an amount exceeding $5 million or the indebtedness in an amount exceeding $5 million of a Principal Bank.

     "Principal Bank" under this indenture means Society National Bank, a national banking association and whose successor is KeyBank National Association.

     Provisions Common to the Senior and Subordinated Indentures. Except in cases of default where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an "indemnity"). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding senior debt securities or subordinated debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or event of default.

     Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

     - You must give your trustee written notice that an event of default, in the case of the senior debt securities, or an event of default or a default, in the case of the subordinated debt securities, has occurred and remains uncured.

     - The holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the event of default or default, as the case may be, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

     - The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

     - The holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice.

     However, you are entitled at any time to bring a lawsuit for the payment of principal of, or premium, if any, or, subject to certain conditions, of interest, if any, on the debt securities on or after the due date.

     BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND HOW TO DECLARE OR CANCEL AN ACCELERATION.

     Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities, or else specifying any default.

MERGER OR CONSOLIDATION

     Under the terms of the indentures, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

     - We are the continuing corporation or our purchaser or successor is a corporation organized under the laws of the United States of America, or any of its States or the District of Columbia.

     - We are the continuing corporation or our purchaser or successor must agree to assume our obligations on the debt securities and under the indentures.

     - The merger or sale of assets must not cause, in the case of the senior debt securities, an event of default or, in the case of the subordinated debt securities, a default or an event of default, or cause an event, which after notice or lapse of time, would become a event of default or a default.

     - If, as a result of a merger or sale of assets, shares of voting stock of any Significant Bank become subject to a security interest not permitted under the senior indenture, we, or our purchaser or successor, must take all necessary steps to secure the senior debt securities equally and ratably with, or prior to, the indebtedness secured by the security interest.

     - We must deliver certain certificates and documents to the trustee.

MODIFICATION OR WAIVER

     Changes Requiring Approval. We and the trustee may modify each indenture with the consent of not less than 66 2/3% in principal amount of each series of outstanding debt securities affected by the modification. However, we may not, without the consent of each affected holder:

     - change the stated maturity of the principal of, or premium, if any, on a debt security;

     - change any installment of principal of or interest, if any, on a debt security of that series;

     - reduce any amounts due on a debt security;

     - change any obligation to pay additional amounts in respect of a debt security;

     - reduce the amount of principal of an original issue discount security or indexed security payable upon acceleration of the maturity of a security or payable in bankruptcy;

     - adversely affect any right of repayment at the holder's option;

     - change the place or currency of payment on a debt security;

     - impair your right to sue for payment;

     - adversely affect any right to convert a debt security in accordance with its terms;

     - modify the subordination provisions in the subordinated indenture in a manner that is adverse to holders of the subordinated securities;

     - reduce the percentage in principal amount of holders of debt securities needed to consent to modify or amend the applicable indenture;

     - reduce the percentage in principal amount of holders of debt securities needed to consent to waive compliance with certain provisions of the applicable indenture or to waive certain defaults;

     - reduce the requirements for voting or quorum relating to bearer securities; and

     - modify any of the provisions relating to supplemental indentures requiring the consent of holders, relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of holders whose consent is required for these actions or to provide that certain provisions of the applicable indenture cannot be modified or waived without the consent of each affected holder.

     In addition, under the subordinated indentures, no modification may affect the rights of any holder of Senior Indebtedness or Other Senior Obligations without the consent of the affected holder of Senior Indebtedness or Other Senior Obligations.

     Changes Not Requiring Approval. Certain changes do not require any vote by the holders of the debt securities. They are limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect.

     Waiver. The holders of at least 66 2/3% in principal amount of any series of debt securities issued under an indenture may waive, on behalf of the holders of that series, our compliance with certain restrictive provisions in that indenture. Similarly, the holders of at least 66 2/3% in principal amount of any series of debt securities issued under an indenture may waive, on behalf of the holders of that series, any past default under that indenture, except a default in the payment of principal, or premium, if any, or interest, if any, or in the performance of certain covenants or provisions which can only be modified with the consent of each affected holder. See "--Changes Requiring Approval."

     BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE APPLICABLE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

DISCHARGE, COVENANT DEFEASANCE AND FULL DEFEASANCE

     Discharge. Under terms satisfactory to the trustee, we may discharge certain obligations to holders of any series of debt securities issued under the indenture which have not already been delivered to the trustee for cancellation. Such debt securities must also:

     - have become due and payable;

     - be due and payable by their terms within one year; or

     - be scheduled for redemption within by their terms within one year.

     Covenant Defeasance. Under current federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called "covenant defeasance". In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. In order to achieve covenant defeasance, we must do the following:

     - We must deposit in trust for the benefit of all holders of the debt securities of the particular series money and/or U.S. Government Obligations that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - We must deliver to the trustee a legal opinion of our counsel confirming that, under current federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity.

     Full Defeasance. If there is a change in federal tax law, as described below, we can legally release ourselves from all payment and other obligations (subject to limited exceptions) on the debt securities of a particular series (called "full defeasance") if we put in place the following other arrangements for you to be repaid:

     - We must deposit in trust for the benefit of all holders of the debt securities of the particular series money and/or Government Obligations that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - We must deliver to the trustee a legal opinion confirming that there has been a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit.

     If we accomplish covenant defeasance or full defeasance, you can still look to us for payment of the debt security if the trustee or any paying agent is prevented by order or judgment of any court or governmental authority from making payment. However, if we make such payment to you, we will be subrogated to the rights of the holders of the applicable debt securities to receive the payment from the money held by the trustee or paying agent.

CONCERNING THE TRUSTEES

     KeyCorp and its affiliates may from time to time engage in general financing and banking transactions with any of the trustees or their respective affiliates.

     In the event we issue debt securities under an indenture with a trustee that is also a trustee for any subordinate or superior class of debt securities under another indenture, a default under either indenture could cause a conflict of interest for the trustee under the Trust Indenture Act of 1939, as amended. If such a default is not cured or waived within 90 days after the trustee has acquired the conflict of interest, the trustee is required under the Trust Indenture Act to either eliminate such conflict of interest or resign as trustee with respect to the debt securities issued under one of the indentures. In the event the trustee resigns, we will promptly appoint a successor trustee with respect to the affected debt securities.

                            MARKET-MAKING ACTIVITIES

     This prospectus may be used by broker-dealer affiliates of KeyCorp in connection with offers and sales of the outstanding securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any broker-dealer affiliate of KeyCorp may act as principal or agent in such transactions. No broker-dealer affiliate of KeyCorp has any obligation to make a market in any of the outstanding securities and any broker-dealer affiliate may discontinue its market-making activities at any time without notice, at its sole discretion.

                                 ERISA MATTERS

     We have subsidiaries, including broker-dealer subsidiaries, that provide services to many employee benefit plans. We and any of our direct or indirect subsidiaries may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, and "disqualified person" under corresponding provisions of the Internal Revenue Code of 1986, relating to many employee benefit plans. "Prohibited transactions" within the meaning of ERISA and the Internal Revenue Code may result if any offered securities are acquired by an employee benefit plan as to which we or any of our direct or indirect subsidiaries are a party in interest, unless such offered securities are acquired pursuant to an applicable exemption. Any employee benefit plan or other entity to which such provisions of ERISA or the Internal Revenue Code apply proposing to acquire the offered securities should consult with its legal counsel.

                                 LEGAL OPINIONS

     The validity of the debt securities described in this prospectus will be passed upon for us by Daniel R. Stolzer, Associate General Counsel of KeyCorp, 127 Public Square, Cleveland, Ohio 44114-1306. Mr. Stolzer beneficially owns, or has rights to acquire under KeyCorp's employee benefit plans, an aggregate of less than 1% of KeyCorp's common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 2001 and March 31, 2000, incorporated by reference in this prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in KeyCorp's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and incorporated herein by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We have filed a registration statement on Form S-3 with the SEC. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Wherever a reference is made in this prospectus to a contract or other document, please be aware that the reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C. as well as through the SEC's Internet site.

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

     Information that we file in the future with the SEC and incorporated by reference in this prospectus will automatically update and replace the information. KeyCorp incorporates by reference the documents listed below and any future filings made by it with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, if the filings are made before the time that all of the securities are sold in this offering:

     - annual report on Form 10-K for the year ended December 31, 2000;

     - quarterly report on Form 10-Q for the quarter ended March 31, 2001; and

     - current reports on Form 8-K filed on January 17, February 14, and April 18, 2001.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address:

     KeyCorp
     127 Public Square
     Cleveland, OH 44114-1306
     Attention: Investor Relations
     (216) 689-6300

     You should rely only on the information incorporated by reference or provided in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any documents incorporated by reference are accurate as of any date other than the date on the front of the applicable document.

     Unless otherwise indicated, currency amounts in this prospectus are stated in U.S. dollars ("$," "dollars," "U.S. dollars," or "U.S.$").

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                                    KEYCORP

7% Series C Senior Notes due May 11, 2005                  7.61% Subordinated Notes, Series IV, due September
Floating Rate Series D Senior Notes due December 10, 2001  9, 2002
Floating Rate Series D Senior Notes due May 30, 2002       7.63% Subordinated Notes, Series IV, due September
Floating Rate Series E Senior Notes due July 26, 2001      15, 2002
Floating Rate Series E Senior Notes due October 24, 2001   7.46% Subordinated Notes, Series IV, due September
Floating Rate Series E Senior Notes due October 30, 2001   25, 2002
Floating Rate Series E Senior Notes due November 21, 2001  7.53% Subordinated Notes, Series IV, due September
8.125% Subordinated Notes due June 15, 2002                30, 2002
                                                           7.3% Subordinated Notes, Series IV, due February 3,
                                                           2003
                                                           8% Subordinated Notes due July 1, 2004
                                                           6.75% Subordinated Series B Notes due March 15, 2006
                                                           7.5% Subordinated Series B Notes due June 15, 2006

     The outstanding securities of KeyCorp listed above have been registered under the Securities Act of 1933.

                                 [KEYCORP LOGO]

                                  ------------

                                   PROSPECTUS

                              DATED JUNE 27, 2001

                                  ------------

                           MCDONALD INVESTMENTS INC.
                               A KEYCORP COMPANY

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